UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

On May 22, 2025, Junee Limited (the “Company”) made available its unaudited Financial Results for the six months ended December 31, 2024. A copy of the report is attached hereto as Exhibit 99.1.

Exhibit No.	Exhibit
99.1	Financial Results of Junee Limited as of and for the six months ended December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Junee Limited

Date: May 22, 2025	By:	/s/ Yu Chun Kit
	Name:	Yu Chun Kit
	Title	Executive Director

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